# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fold Holdings, Inc., CIK 0001889123
CUSIP: 29103K100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2942 North 24th St, # 42035, PHOENIX, Arizona (AZ), 85016
Date of event which requires filing of this statement: 11/09/2026
Amends the filing with accession number 0001213900-25-022414
Filed by CIK 0002057403
Persons authorized to receive notices and communications: Audrey Bartosh, 2942 North 24th St, # 42035, Phoenix, Arizona (AZ), 85016, (866) 365-3277

## Reporting persons
- Ten31 LLC (CIK 0002121678): type of reporting person: investment adviser (IA); citizenship or place of organization: Wyoming (WY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,060,889; sole dispositive power 0; shared dispositive power 7,060,889; aggregate amount beneficially owned 7,060,889 (12.8% of the class)
  Comment: Represents (i) 3,365,299 shares of Common Stock held by Low Time Preference Fund II, LLC and (ii) 2,770,000 shares of Common Stock and 925,590 warrants to purchase shares of Common Stock held by SATS Credit Fund, LP. Ten31 LLC is the investment manager of Low Time Preference Fund II, LLC and SATS Credit Fund, LP, and disclaims beneficial ownership of all shares held by Low Time Preference Fund II, LLC and SATS Credit Fund, LP, except to the extent of its pecuniary interest therein. The calculation is based on 55,062,458 shares of Common Stock outstanding, as provided directly by the Issuer.
- Jonathan Kirkwood (CIK 0002057403): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 457,295; shared voting power 7,060,889; sole dispositive power 457,295; shared dispositive power 7,060,889; aggregate amount beneficially owned 7,518,184 (13.7% of the class)
  Comment: Represents (i) 3,365,299 shares of Common Stock held by Low Time Preference Fund II, LLC, (ii) 2,770,000 shares of Common Stock and 925,590 warrants to purchase shares of Common Stock held by SATS Credit Fund, LP, and (iii) 457,295 shares of Common Stock held by Jonathan Kirkwood. Jonathan Kirkwood is the co-founder and managing partner of Ten31 LLC, which is the investment manager of Low Time Preference Fund II, LLC and SATS Credit Fund, LP, and disclaims beneficial ownership of all shares held by Low Time Preference Fund II, LLC and SATS Credit Fund, LP, except to the extent of his pecuniary interest therein. The calculation is based on 55,062,458 shares of Common Stock outstanding, as provided directly by the Issuer.
- Low Time Preference Fund II LLC (CIK 0001885100): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,365,299; sole dispositive power 0; shared dispositive power 3,365,299; aggregate amount beneficially owned 3,365,299 (6.1% of the class)
  Comment: The calculation is based on 55,062,458 common shares outstanding, as provided directly by the Issuer.
- SATS Credit Fund LP (CIK 0002064609): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,770,000; sole dispositive power 0; shared dispositive power 2,770,000; aggregate amount beneficially owned 2,770,000 (5.1% of the class)
  Comment: The calculation is based on 55,062,458 common shares outstanding, as provided directly by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Fold Holdings, Inc.
Address of issuer's principal executive offices: 2942 North 24th St, # 42035, PHOENIX, Arizona (AZ), 85016

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Ten31 LLC
Jonathan Kirkwood
Low Time Preference Fund II, LLC
SATS Credit Fund LP
Residence or business address: The principal business address of Ten31 LLC, Low Time Preference Fund II, LLC and SATS Credit Fund LP is Room 21, 1910 21st Avenue S, Nashville, TN 37212, and the principal business address of Jonathan Kirkwood is c/o 2942 North 24th St., Suite 115, #42035, Phoenix, Arizona 85016.
Present principal occupation or employment: The principal occupation of Jonathan Kirkwood is as the co-founder and managing partner of Ten31 LLC. Ten31 LLC is an investment adviser focusing on the bitcoin ecosystem through a suite of funds with various strategies. Ten31 LLC manages SATS Credit Fund LP and Low Time Preference Fund II, LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor any member of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor any member of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ten 31 LLC is organized in the State of Wyoming. SATS Credit Fund LP and Low Time Preference Fund II, LLC are organized in the State of Delaware. Jonathan Kirkwood is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used for the purchase of Common Stock and other instruments came from the working capital of the Low Time Preference Fund II, LLC and SATS Credit Fund, LP. No borrowed funds were used to purchase the Common Stock, other than borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons are filing this Schedule 13D/A to report a change in their respective beneficial ownership percentages of the shares of Common Stock. Jonathan Kirkwood (i) received certain restricted stock units under the Issuer's 2025 Incentive Award Plan, attached as Exhibit E hereto, and (ii) purchased additional Common Stock directly, both as reported in the Form 4 filings filed by Jonathan Kirkwood on June 2, 2026 and June 15, 2026.[HD1] Additionally, SATS Credit Fund LP entered into the Amended and Restated Senior Unsecured Promissory Note (the "A&R Senior Unsecured Promissory Note"), attached as Exhibit D hereto, on November 9, 2026 with the Issuer which amends and restates in its entirety the Senior Unsecured Promissory Note (the "Senior Unsecured Promissory Note") previously entered into on February 26, 2026. As discussed in the Issuer's Form 10-Q filed on November 10, 2026, the Issuer is obligated to issue to SATS Credit Fund LP shares of its Common Stock, as fees for the facility under the A&R Senior Unsecured Promissory Note consisting of (i) 1,500,000 shares of Common Stock within 15 days of the restatement date, (ii) on the funding date of each draw, a number of shares of Common Stock having a value equal to 7.0% of the amount drawn, and (iii) upon any extension of maturity, a number of shares of Common Stock having a value equal to 7.0% of the principal then outstanding. The A&R Senior Unsecured Promissory Note provides for a senior unsecured delayed-draw term facility in an aggregate principal amount of up to $25.0 million consisting of the $13.0 million principal amount outstanding under the Senior Unsecured Promissory Note which continues as outstanding principal under the A&R Senior Unsecured Promissory Note and up to $12.0 million of additional principal that may be drawn in one or more advances.

Jonathan Kirkwood is a director of the Issuer. As such, he participates in the planning and decisions of the board of directors. Jonathan Kirkwood may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that he deems material, he may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that he now own or may hereafter acquire. Except as described above, Jonathan Kirkwood does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D. Jonathan Kirkwood reserves the right to formulate plans or make proposals, and to take any actions with respect to his investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the information on the cover pages of this Schedule 13D Amendment No. 2, which is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See the information on the cover pages of this Schedule 13D Amendment No. 2, which is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
SATS Credit Fund LP entered into a transaction with the Issuer on February 26, 2026 pursuant to which it purchased a Senior Unsecured Promissory Note and 520,000 shares of Common Stock from the Issuer for the aggregate purchase price of $13,000,000. SATS Credit Fund LP entered into the A&R Senior Unsecured Promissory Note with the Issuer which amends and restates in its entirety the Senior Unsecured Promissory Note as discussed in Item 4 herein.

Except as set forth above, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Stock reported by such persons on the cover pages of the Schedule 13D Amendment No. 2 and in this Item 5. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
SATS Credit Fund LP entered into a transaction with the Issuer on February 26, 2026 pursuant to which it purchased a Senior Unsecured Promissory Note and 520,000 shares of Common Stock of the Issuer for the aggregate purchase price of $13,000,000.

On March 6, 2025, SATS Credit Fund LP received 925,590 warrants to purchase the shares of Common Stock of the Issuer, as disclosed in the Form 5 filing filed by Jonathan Kirkwood on February 18, 2026.

SATS Credit Fund LP entered into the A&R Senior Unsecured Promissory Note with the Issuer on November 9, 2026 which amends and restates in its entirety the Senior Unsecured Promissory Note as discussed in Item 4 herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Statement

Exhibit B: Amendment No. 1 To Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 10, 2026)

Exhibit C: Amendment No. 1 To Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 10, 2026)

Exhibit D: Amended and Restated Senior Unsecured Promissory Note (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on November 10, 2026)

Exhibit E: Issuer's 2025 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Form S-8 Registration Statement filed with the Securities and Exchange Commission by the Issuer on June 4, 2026)

## Signatures
- Ten31 LLC: /s/ Jonathan Kirkwood, Jonathan Kirkwood, Vice Managing Partner (11/13/2026)
- Jonathan Kirkwood: /s/ Jonathan Kirkwood, Jonathan Kirkwood (11/13/2026)
- Low Time Preference Fund II LLC: /s/ Jonathan Kirkwood, Jonathan Kirkwood, Vice Managing Partner (11/13/2026)
- SATS Credit Fund LP: By: SATS Credit Fund GP LLC, its general partner, /s/ Jonathan Kirkwood, Jonathan Kirkwood, Managing Member (11/13/2026)